ITEM 1123 ANNUAL STATEMENT OF COMPLIANCE
EMC MORTGAGE CORPORATION

I, John Vella, President and Chief Executive Officer of EMC Mortgage Corporation ("EMC") as servicer pursuant to the Bear Stearns Mortgage Funding Trust 2006-SL3 Agreement ("Agreement") hereby certify that:

1.
A review of EMC's activities during the period from and including January 1, 2006 through and including December 31, 2006 (the "Reporting Period") and EMC's performance under the Agreement has been made under my supervision.

2.	To the best of my knowledge, based on such review, EMC has fulfilled all of its obligations under the Agreement in all material respects throughout the Reporting Period.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate this 12th day of March 2007.

By: /s/ John Vella
John Vella
President and Chief Executive Officer

Member
2780 Lake Vista Drive, Lewisville, Texas 75067	Mortgage Bankers
Mailing Address: P.O. Box 1292190 Lewisville, Texas 75029-2190	Association of America